Exhibit 99(c)(1)

PART VI – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE

INDEPENDENT BOARD COMMITTEE

The following is the text of a letter of advice from CLSA, the Independent Financial Adviser appointed to advise the Independent Board Committee, which has been prepared for the purpose of incorporation into this Scheme Document, setting out its advice to the Independent Board Committee in connection with the Share Proposal and the Option Proposal.

19 March 2007

To the Independent Board Committee of Asia Satellite Telecommunications Holdings Limited

Dear Sirs,

PROPOSED PRIVATISATION OF

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

BY ASIACO ACQUISITION LTD.

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT OF BERMUDA

INVOLVING THE CANCELLATION OF THE

SCHEME SHARES, ISSUE OF THE NEW SHARES

AND WITHDRAWAL OF LISTING

AND

POSSIBLE MANDATORY GENERAL OFFER

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee, the Scheme Shareholders and Optionholders as to whether or not the terms and conditions of the proposal to privatise AsiaSat pursuant to the Scheme and the proposal to cancel all outstanding Options (together the “Proposals”), and more particularly, the cancellation price of HK$18.30 per Scheme Share (the “Share Offer Price”), HK$183.00 per ADS, HK$0.82 per outstanding B Option and HK$3.95 per outstanding C Option (the “Option Offer Price”), as defined and detailed herein below, are fair and reasonable so far as the Scheme Shareholders and Optionholders, respectively, are concerned.

This letter has been prepared for inclusion in the Scheme Document. Capitalised terms used in this letter shall have the same meanings as defined in the Scheme Document unless the context otherwise requires.

INDEPENDENT BOARD COMMITTEE

Pursuant to resolutions of the Board dated 5 February 2007, the following Independent Non-executive Directors of AsiaSat, being Prof. Edward Chen, Mr. Robert Sze and Mr. James Watkins, were appointed as members of the Independent Board Committee for the purposes of advising the Scheme Shareholders and Optionholders in respect of the Share Proposal and the Option Proposal respectively. In the event that the Possible MGO Share Offer and the Possible MGO Option Offer are subsequently made, the Independent Board Committee would also advise Scheme Shareholders and Optionholders in respect of such offers.

As all of the Non-executive Directors of the Company (other than the members of the Independent Board Committee) were nominated by either CITIC Group or SES, the Independent Board Committee therefore does not include the Non-executive Directors.

BASIS OF OUR OPINION

In connection with the preparation and delivery of our opinion to the Independent Board Committee and the Board, we performed a variety of financial and comparative analyses, as described below. The preparation of a fairness and reasonableness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis, and the application of those methods to the particular circumstances. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each

PART VI – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE

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analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying our opinion.

In formulating our opinion with regard to the Proposals, we have relied on the information, opinions and facts supplied, and representations made, to us by the Directors and representatives of AsiaSat (including those contained or referred to in the Scheme Document and the announcement issued by the Offeror and AsiaSat dated 13 February 2007 (the “Announcement”)). We have assumed that all such information, opinions, facts and representations which have been provided to us by the Directors, and representatives of AsiaSat, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Scheme Document or the Announcement untrue or misleading. We have also assumed that statements and representations made or referred to in the Scheme Document and the Announcement were accurate at the time they were made and continue to be accurate at the date of despatch of the Scheme Document.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Proposals to justify our recommendation, relying on the accuracy of the information provided in the Scheme Document and the Announcement as well as to provide a reasonable basis for our advice. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the terms and conditions of the Proposals. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by AsiaSat and the Offeror in relation to the Proposals will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by AsiaSat, its Directors and its representatives. In line with normal practice, we have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by AsiaSat, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of AsiaSat. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of, the date of this opinion. As a result, circumstances could develop prior to completion of the Proposals that, if known to us at the time we rendered our opinion, would have altered our opinion.

Our opinion is also subject to the following qualifications:

(i)	It is not possible to confirm whether or not the Share Proposal and the Option Proposal, are in the interests of each individual Scheme Shareholder or Optionholder, respectively, and each Scheme Shareholder and Optionholder should consider his/her/its vote on the merits or otherwise of the Share Proposal and the Option Proposal respectively, in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspective offered in this letter) as well as his/her/its own investment objectives;

(ii)	We express no opinion as to whether the Proposals will be completed nor whether they will be successful;

(iii)	Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of AsiaSat at any particular time; and

(iv)	Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities in AsiaSat.

PART VI – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE

INDEPENDENT BOARD COMMITTEE

This letter is for the information of the Independent Board Committee solely in connection with their consideration of the Proposals and, except for its inclusion in the Scheme Document and for references thereto in the letter from the Independent Board Committee set out in the Scheme Document, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose without our prior written consent. Our opinion is directed to the Independent Board Committee, addresses only the fairness and reasonableness of the consideration to be received by Scheme Shareholders and Optionholders in the Proposals and does not address the relative merits of the Proposals or any other transaction that may have been available as an alternative to the Proposals, whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, our opinion addresses only issues related to the fairness and reasonableness to Scheme Shareholders and Optionholders of the Proposals.

CLSA is a licensed securities adviser and corporate finance adviser under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of AsiaSat, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) or those of the Offeror, Able Star, CITIC Group, GE Equity and GECC for the accounts of customers. CLSA will receive a fee from AsiaSat for rendering this opinion. AsiaSat has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

In connection with the preparation of our opinion, we made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we :

•

reviewed AsiaSat’s audited financial statements for the fiscal years ended 2000 through 2006, the annual reports on Form 20-F for the fiscal years ended 2000 through 2005 and AsiaSat’s unaudited financial statements for the two months ended 28 February 2007, which AsiaSat’s management has identified as being the most current financial statements available;

•	met with certain members of AsiaSat’s management and auditors to discuss the operations, financial condition, future prospects and projected operations and performance of AsiaSat;

•	reviewed the historical market prices and trading volume for the AsiaSat Shares and the ADSs;

•	reviewed certain other publicly available financial data for certain companies that we deemed comparable to AsiaSat;

•	reviewed various documents relating to AsiaSat;

•	reviewed the Company’s current financial projections and its past financial projections against actual performance; and

•	conducted such other studies, analyses and inquiries as we deemed appropriate.

In assessing the fairness and reasonableness of the consideration to Scheme Shareholders and Optionholders under the Proposals, we independently valued AsiaSat using widely accepted valuation methodologies.

BACKGROUND TO AND MATERIAL TERMS OF THE PROPOSALS

Detailed terms of the Proposals are as set out in “Part IV – Letter from the Board” and “Part VIII – Explanatory Statement” in the Scheme Document and the Scheme Shareholders and Optionholders are strongly urged to read the entire “Part IV – Letter from the Board” and “Part VIII – Explanatory Statement” in the Scheme Document.

On 13 February 2007, the Offeror requested the Board to put forward the Share Proposal to the Scheme Shareholders for cancellation of the Scheme Shares to effect the privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act and informed the Board that it will make the Option Proposal (detailed below) to Optionholders for the cancellation of Outstanding Options in exchange for cash. If approved, the Scheme will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Special General Meeting. The effect of the Proposals is that AsiaSat will become wholly owned by CITIC Group and GECC, through Bowenvale as to 68.9 per cent and through the Offeror as to 31.1 per cent. The AsiaSat Shares held by Bowenvale will not form part of the Scheme Shares.

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GECC and SES have agreed to pursue the Exchange Transaction, which involves the redemption by SES of GECC’s entire shareholding (of approximately 19 per cent) in SES in exchange for stock of a newly incorporated company that will own a number of assets. Among these assets is SES’s entire 49.5 per cent shareholding in Bowenvale which SES will transfer to such newly incorporated company. Bowenvale holds approximately 68.9 per cent of the issued ordinary shares of the Company. Accordingly, upon completion of the Exchange Transaction, Able Star and GE Equity will jointly own, through Bowenvale, 68.9 per cent of the AsiaSat Shares.

In consideration of CITIC Group agreeing to terminate, with respect to SES, the Shareholders’ Agreement, and releasing the SES parties from their obligations under and liabilities pursuant to the Shareholders’ Agreement, CITIC Group will receive a cash payment of HK$100 million from SES or any of its subsidiaries. Such cash payment will be made directly by SES (or the relevant subsidiary) to CITIC Group upon completion of the Exchange Transaction.

The Executive has taken the view that the Transfer would, on completion, result in the formation of a new concert group that has statutory control of Bowenvale, thereby triggering a mandatory general offer obligation in respect of AsiaSat. Accordingly, the Possible MGO Offers were announced simultaneously with the announcement of the Proposals. As explained in “Part VIII – Explanatory Statement” in the Scheme Document, the Possible MGO Offers will only be made in the event that the Transfer completes but the Scheme is unsuccessful, and the formal offer documentation in respect of the Possible MGO Offers will not be despatched, if at all, until after the Meetings have been held.

As Scheme Shareholders are not required to make a decision in relation to the Possible MGO Offers at this stage, we have considered the Possible MGO Offers in this letter solely for the purpose of comparing the Possible MGO Offers against the Proposals. In the event that the Possible MGO Offers are made, we will provide a separate opinion letter to the Independent Board Committee for inclusion in the formal offer documentation in respect of the Possible MGO Offers.

1.	The Proposals

1.1.	The Share Offer Price and Option Offer Price

As stated in “Part VIII – Explanatory Statement” in the Scheme Document, the Proposals are made on the following basis:

The Share Proposal

HK$18.30 in cash	for each Scheme Share

HK$183.00 in cash	for every ADS

The Option Proposal

HK$0.82 in cash	for each outstanding B Option

HK$3.95 in cash	for each outstanding C Option

1.2.	The Share Proposal

As stated in “Part VIII – Explanatory Statement” in the Scheme Document, the aim of the Share Proposal is to privatise the Company by way of the Scheme and to cancel all the Scheme Shares (including Scheme Shares underlying the ADSs), which will result in a reduction of the issued share capital of the Company under Section 46 of the Companies Act and to issue the New AsiaSat Shares to the Offeror. In consideration for the cancellation of the Scheme Shares, Scheme Shareholders will be entitled to receive the Share Offer Price, being HK$18.30 per Scheme Share, in cash.

No AsiaSat Share acquired by the Offeror pursuant to the Share Proposal will be transferred, charged or pledged to any other person, and there are no agreements, arrangements or understandings in place to do the same, nor are there any related charges or pledges which may result in the transfer of voting rights attached to AsiaSat Shares.

PART VI – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE

INDEPENDENT BOARD COMMITTEE

The effect of the Proposals is that AsiaSat will become wholly owned by CITIC Group and GECC, through Bowenvale as to 68.9 per cent and through the Offeror as to 31.1 per cent. After the Scheme becomes effective, the Offeror may transfer its entire interest in AsiaSat to Bowenvale.

A dividend declared by the Company after 13 February 2007 (being the date of the Announcement) and prior to the Scheme becoming effective will be declared on the following basis:

(i)	the amount of the dividend shall not affect the Share Offer Price if the Scheme becomes effective and binding on and before 10 May 2007;

(ii)	the amount of the dividend will be deducted from the Share Offer Price if the Scheme becomes effective and binding after 10 May 2007;

(iii)	if the Scheme becomes effective and binding prior to 10 May 2007, the dividend shall not be paid; and

(iv)	if the Scheme does not become effective, the dividend will be paid to AsiaSat Shareholders on the register of members of the Company at 4:30 p.m. on 10 May 2007.

Further terms of the Share Proposal, including the procedures for acceptances, are set out in “Part VIII – Explanatory Statement” in the Scheme Document.

1.3.	Implications for ADS Holders

As the ADSs are governed by the ADS Deposit Agreement and not Bermuda law, implementation of the Scheme will not result in and of itself in cancellation of the ADSs. Instead, upon the Scheme becoming effective, the Scheme Shares underlying ADSs will be cancelled along with all other Scheme Shares, and the cash received by the ADS Depositary (as registered owner of the Scheme Shares underlying the ADSs) upon cancellation of such Scheme Shares will be converted into US dollars by the ADS Depositary and distributed (less any fees and expenses of the ADS Depositary in connection with currency conversions under the ADS Deposit Agreement and withholding tax, if applicable) to the ADS Holders pro rata to their holdings upon surrender of their ADSs, in accordance with the provisions of the ADS Deposit Agreement.

1.4.	The Option Proposal

In accordance with the terms of the Share Option Scheme, Optionholders are entitled to exercise their Options, which confer rights to subscribe for AsiaSat Shares at a price of HK$17.48 per AsiaSat Share in respect of B Options and HK$14.35 per AsiaSat Share in respect of C Options, in full or in part at any time from the date of such notice until the earlier of (i) two calendar months after the date of the notice of the Court Meeting and (ii) the date on which the Scheme is sanctioned by the Supreme Court, but the exercise of the Options as described above shall be conditional upon the Scheme becoming effective.

Optionholders should note that under the Rules of the Share Option Scheme:

(i)	Optionholders have the right to exercise Options up to two calendar months after the date of despatch of the Scheme Document or the date of the sanction of the Scheme by the Supreme Court, whichever is the earlier;

(ii)	Optionholders who exercise their Options prior to the Voting Record Time will become Scheme Shareholders who may vote on the Scheme, provided they are not concert parties of the Offeror; and

(iii)	Optionholders who exercise their Options after the Voting Record Time may do so until the Scheme Record Time, but will only be able to do so subject to the terms of the Scheme and conditional upon the Scheme being sanctioned by the Supreme Court, and will therefore be bound by the Scheme.

AsiaSat Shares issued upon exercise of the Options in accordance with the terms of the Share Option Scheme prior to the Scheme Record Time will form part of the Scheme Shares. Options which are not exercised in accordance with the terms of the Share Option Scheme and in relation to which the Option Proposal is not accepted will lapse, subject to and conditional upon the Scheme becoming effective. The Option Proposal is conditional upon the Scheme becoming effective and binding.

PART VI – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE

INDEPENDENT BOARD COMMITTEE

If Optionholders do not exercise their Options, the Option Proposal offers Optionholders the opportunity, in respect of each outstanding Option, to receive a payment of HK$0.82 for each B Option and HK$3.95 for each C Option, in cash.

As stated in “Part VIII – Explanatory Statement” in this Scheme Document, the Option Offer Price represents a see-through price of HK$0.82 per outstanding B Option and HK$3.95 per outstanding C Option, that is, the Share Offer Price less the relevant exercise price for the Options. This means that the Optionholders are being offered the same price they would have received if they had exercised the Options, became holders of Scheme Shares, and received the Share Offer Price upon cancellation of such Scheme Shares.

Further information on the Option Proposal is set out in the Scheme Document and the Option Proposal will be made by or on behalf of the Offeror in a Letter to Optionholders to be despatched on the same day as the Scheme Document.

1.5.	Total Consideration

On the basis of the Share Offer Price of HK$18.30 per Scheme Share and 390,265,500 AsiaSat Shares in issue, of which 121,360,500 were Scheme Shares as at the Latest Practicable Date (including Scheme Shares underlying the ADSs), the Scheme Shares are valued at approximately HK$2,221 million.

Save for the Options, there are no outstanding options, warrants, derivatives or other securities issued by AsiaSat that carried a right to subscribe for or which are convertible into AsiaSat Shares. Assuming none of the Options are exercised prior to the Scheme Record Time in accordance with the terms of the Share Option Scheme and on the basis of the Option Offer Price of HK$0.82 per Outstanding B Option, and HK$3.95 per Outstanding C Option, the Option Proposal is valued at approximately HK$14 million. Assuming all Options are exercised in full by the Optionholders in accordance with the terms of the Share Option Scheme prior to the Scheme Record Time, no consideration will be payable under the Option Proposal, and the number of Scheme Shares will accordingly increase to 126,193,000 and the Scheme Shares would be valued at approximately HK$2,309 million.

The total amount of cash required to effect the Proposals is approximately HK$2,235 million if none of the Options are exercised prior to the Scheme Record Time. This amount would increase to an aggregate of approximately HK$2,309 million if all Options are exercised prior to the Scheme Record Time.

1.6.	Conditions of the Proposals

The Share Proposal will become effective and binding on the Company and all Scheme Shareholders subject to fulfilment or waiver (as applicable) of the following conditions:

(a)	the approval by way of poll of the Scheme by a majority in number of the Scheme Shareholders representing not less than three-fourths of the nominal value of the Scheme Shares, present and voting either in person or by proxy at the Court Meeting, provided that:

(i)	the Scheme is approved by at least 75 per cent of the votes attaching to Scheme Shares held by Scheme Shareholders that are cast either in person or by proxy at the Court Meeting; and

(ii)	the number of votes cast against the resolution to approve the Scheme at the Court Meeting is not more than 10 per cent of the votes attaching to all Scheme Shares held by Scheme Shareholders;

(b)	the passing by AsiaSat Shareholders of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the relevant portion of the issued share capital of the Company and the issue of the New AsiaSat Shares) by a majority of not less than three-fourths of the votes cast by the AsiaSat Shareholders present and voting in person or by proxy, at the Special General Meeting;

(c)	the sanction of the Scheme (with or without modifications) by the Supreme Court and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration;

(d)	the compliance with the procedural requirements of Section 46 of the Companies Act in relation to the reduction of the issued share capital of the Company;

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(e)	all other Authorisations in connection with the Share Proposal having been obtained from the Relevant Authorities in Bermuda, Hong Kong, the United States and other relevant jurisdictions (if any);

(f)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for in these conditions, or is in addition to the requirements expressly so provided for, in relevant laws, rules, regulations or codes in connection with the Proposals or any matters, documents (including circulars) or things relating thereto, which is material in the context of the Group as a whole in each aforesaid case up to and at the time when the Scheme becomes effective;

(g)	all necessary third party consents required under contractual obligations of AsiaSat which are material in the context of the Group as a whole having been obtained;

(h)	a waiver from the Hong Kong Broadcasting Authority in respect of compliance with statements and representations regarding the legal and beneficial interests in the Licensees’ voting control and shares set out in the Licensees’ non-domestic television programme service licences issued by the Hong Kong Broadcasting Authority;

(i)	confirmation from OFTA (in a form satisfactory to the Executive for the purposes of compliance with Note 4 to Rule 26.2 of the Takeovers Code) that the Proposals will not have, or be likely to have, the effect of substantially lessening competition in a telecommunications market in Hong Kong as referred to in Section 7P of the Telecommunications Ordinance;

(j)	no governments, governmental, quasi-governmental, supranational, statutory or regulatory bodies or courts in any jurisdiction having instituted any action, proceedings, suit, investigation or enquiry or enacted or made and there not continuing to be outstanding any statute, regulation or order that would make the Share Proposal void, unenforceable or illegal or prohibit the implementation of the Share Proposal;

(k)	none of the telecommunications licences held by the Group which are material in the context of the Group as a whole having been revoked by OFTA when Conditions (f), (g), (h), (i) and (j) are satisfied;

(l)	completion of the Exchange Transaction; and

(m)	since the date of this Scheme Document, no event having occurred in relation to any satellite whether under construction or in service and owned and/or operated by any member of the Group (such as, without limitation, technical failure or launch failure, satellite defects, destruction and damage that may result in total or partial loss or incorrect orbital placement or prevent proper commercial operation) which has a material adverse effect on the business, assets, financial or trading position or prospects of the Group taken as a whole.

As stated in “Part VIII – Explanatory Statement” in this Scheme Document, the Offeror reserves the right to waive condition (g) either in whole or in part in respect of any particular matter. In the event that conditions (e) or (f) are not fulfilled by reason of an Authorisation not having been obtained, the Offeror reserves the right to assess the materiality of such non-fulfillment and to waive the fulfillment of such condition(s) to such extent where it considers appropriate. Conditions (a) to (d), and conditions (j) and (l) cannot be waived in any event. The Offeror may only invoke condition (m) as a basis for not proceeding with the Scheme if the provisions of Note 2 to Rule 30.1 of the Takeovers Code are satisfied. Note 2 to Rule 30.1 of the Takeovers Code provides that an offeror should not invoke any condition (other than the acceptance condition) so as to cause the offer to lapse unless the circumstances which give rise to the right to invoke the condition are of material significance to the offeror in the context of the offer. The waiver or invoking by the Offeror of any condition in accordance with the terms of this paragraph shall not be subject to the Company’s agreement, approval or consent. The Offeror may not waive any other condition in any event, and the Company has no right to waive any of the conditions.

All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30 June 2007 (or such later date as the Offeror and the Company may agree or (to the extent applicable) as the Supreme Court may direct and as may be permitted by the Takeovers Code), failing which the Scheme will lapse. Any extension to such later date shall not be beyond 31 October 2007.

The implementation of the Option Proposal is conditional upon the Share Proposal becoming effective and binding.

PART VI – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE

INDEPENDENT BOARD COMMITTEE

As stated in the “Part IV – Letter from the Board” in this Scheme Document, AsiaSat Shareholders, ADS Holders and Optionholders should be aware that the implementation of the Proposals and the implementation of the Possible MGO Offers (if any) are subject to the Conditions being fulfilled or waived, as applicable, and thus the Proposals may or may not become effective and the Possible MGO Offers may or may not be made. Such persons are also advised to exercise caution when dealing in AsiaSat Shares, ADSs and/or Options.

2.	The Possible MGO Offers

As stated in “Part IV – Letter from the Board” in this Scheme Document, the Possible MGO Offers are potential obligations on the part of Able Star and GE Equity to make a mandatory general offer for AsiaSat Shares not owned by Bowenvale and parties acting in concert with it. In the event that the Transfer completes but the Scheme fails or lapses, the Possible MGO Share Offer document, Possible MGO Option Offer letter and forms of acceptance in respect of the Possible MGO Offers would be despatched to AsiaSat Shareholders and Optionholders respectively, following the failure or lapsing of the Scheme.

If the Possible MGO Share Offer is made, it will be made at the Possible MGO Share Offer Price, payable in cash. The Possible MGO Share Offer Price is HK$16.00 compared to the Share Offer Price of HK$18.30. The Possible MGO Share Offer, if and when made, will not be subject to any condition.

If Scheme Shareholders vote in favour of the Scheme, the Supreme Court sanctions the Scheme and the order of the Supreme Court sanctioning the Scheme is filed with the Registrar of Companies in Bermuda, the Scheme will be binding on all Scheme Shareholders, including those that would not have voted in favour of the Scheme. In this event, there will not be a choice for the Offeror to pay the MGO Share Offer Price and the Share Offer Price, which is higher than the MGO Share Offer Price, will have to be paid.

In accordance with the terms of the Share Option Scheme, Optionholders are entitled to exercise their Options, which confer rights to subscribe for AsiaSat Shares at a price of HK$17.48 per Share in respect of B Options and HK$14.35 per Share in respect of C Options, in full or in part at any time within 21 days of despatch of the Formal MGO Documentation (or such later date as the Directors may determine). AsiaSat Shares issued upon exercise of the Options in accordance with the terms of the Share Option Scheme will form part of the Possible MGO Shares. If the Possible MGO Option Offer is not accepted within the relevant time period and in relation to which the Options are not exercised in accordance with the Rules of the Share Option Scheme, such Options will lapse.

Under the Possible MGO Option Offer, the Offeror will offer to purchase Options, for cancellation in exchange for HK$0.01 in cash for each B Option and HK$1.65 in cash for each Outstanding C Option. Further information on the Possible MGO Options Offer will be set out in the formal offer document to be issued in respect of the Possible MGO Share Offer (if and when made) and the Possible MGO Option Offer will be made by or on behalf of the Offeror in a letter to Optionholders to be despatched on the same day as such formal offer document.

As stated in “Part IX – The Possible MGO Offers” in this Scheme Document, if the Possible MGO Share Offer is made and sufficient acceptances of the Possible MGO Share Offer are received, it is the intention of the Offeror to make use of the compulsory acquisition provisions of the Companies Act.

In the event the compulsory acquisition thresholds are attained, subject to compliance with the applicable provisions of the Takeovers Code and the Listing Rules, the listing of AsiaSat Shares will be withdrawn from the Stock Exchange and the Offeror intends to cause the Company to apply for de-listing of the ADSs from the NYSE.

Please see “Part IX – The Possible MGO Offers” in this Scheme Document for further details regarding the Possible MGO Offers.

CLSA has also been appointed to advise the Independent Board Committee in relation to the Possible MGO Offers and, in the event that they are made, the related offer document would include letters of advice from the Independent Board Committee and CLSA in respect of the Possible MGO Offers. However, as the Share Offer

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Price and the Option Offer Price are significantly higher than the Possible MGO Share Offer Price and Possible MGO Option Offer Price, and at this stage, Scheme Shareholders are only being asked to consider the Share Proposal, we do not express an opinion on the Possible MGO Offers themselves for the purposes of this letter.

PRINCIPAL FACTORS CONSIDERED

In considering whether or not the terms and conditions of the Proposals are fair and reasonable and in the interests of the Scheme Shareholders and Optionholders as a whole, we have taken into consideration, amongst others, the following factors:

1.	Reasons for the Proposals

As described in “Part VIII – Explanatory Statement” in the Scheme Document, due to the persistent oversupply of transponder capacity and the slow introduction of new applications in the region, the Asia-Pacific satellite market remains very competitive. Such competition is cited as the reason for the underperformance of the Company’s share price which, in the three year period prior to the Announcement Date, decreased by 11.9 per cent compared to an increase of 51.1 per cent in the Hang Seng Index over the same period. Based on our discussions with AsiaSat’s management, we do not expect a dramatic improvement in the competitive environment in which the Company operates in the near term.

Given the overcapacity in the market, Able Star and GE Equity believe that the unsatisfactory share performance of AsiaSat’s Shares may continue. In the view of the Offeror, AsiaSat’s dividend yield remains relatively low as the Company needs to preserve cash to endure competition in the market for commercial supply of satellite transponder capacity, to launch new satellites from time to time and to participate in potential acquisitions. As stated in “Part VIII – Explanatory Statement” in this Scheme Document, the amount of dividends per AsiaSat Share paid in the past two years were:

Payment Date	Dividends Paid per AsiaSat Share
HK$
14 November 2006 (interim dividend)	0.08
23 May 2006 (final dividend)	0.27
15 November 2005 (interim dividend)	0.08
18 May 2005 (final dividend)	0.27

Able Star and GE Equity therefore believe that the earnings of AsiaSat will continue to be under pressure in the short to medium term. As stated in “Part VIII – Explanatory Statement” in this Scheme Document, the Offeror currently has no plans to increase the Company’s annual or interim dividend, cause the Company to distribute any extraordinary dividend, or recapitalise the Company’s balance sheet by increasing the Company’s financial leverage in the ordinary course of business in the event the Transfer Completes and/or the Scheme becomes effective.

As stated in “Part VIII – Explanatory Statement” in this Scheme Document, Able Star and GE Equity propose to effect a privatisation through the Scheme to enable AsiaSat to pursue development of its business with greater flexibility, and to effect the privatisation at a price in excess of the Possible MGO Share Offer Price in order to give minority shareholders a premium price for their AsiaSat Shares.

A further reason advanced for the Proposals is that the privatisation would also, if it completes, relieve AsiaSat of the heavy financial and administrative burden of dual listings on both the Stock Exchange and the NYSE. In particular, as stated in the Explanatory Statement, the listing on the NYSE has, in recent years, resulted in substantial recurrent professional fees and time costs, which, in the view of Able Star and GE Equity are disproportionate to the benefits of maintaining such listing.

The final reason advanced in the Scheme Document for the Proposals is that, as a private company, AsiaSat management should have greater flexibility to focus on the development of business and marketing activities, which is cited as being particularly important given that AsiaSat is operating in a competitive market in which

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profitability is under pressure as a result of persistent oversupply of transponder capacity and the substantial investment required to construct and launch new satellites.

2.	Intentions of the Offeror regarding AsiaSat

As stated in “Part VIII – Explanatory Statement” in this Scheme Document, it is the intention of the CITIC Group and GECC to maintain the existing businesses of the AsiaSat Group upon the successful privatisation of the Company. CITIC Group and GECC do not intend to introduce any major changes to the existing operating and management structure of the AsiaSat Group, or to discontinue the employment of any employees of the AsiaSat Group, as a result of the implementation of the Proposals. Upon the successful implementation of the Proposals and AsiaSat becoming a private company, AsiaSat will no longer have access to equity funding through the public capital markets. CITIC Group and GECC also expect that there will be no material change to the existing business (such as business focus and operating mode) of the AsiaSat Group as a result of the implementation of the Proposals.

We note that subject to the privatisation of the Company, CITIC Group and GECC contemplate that they will assess whether to revise AsiaSat’s Bye-laws to reflect its change from a public to a private company.

We also note that CITIC Group and GECC intend to retain the Company’s existing senior management team to manage the Company after the implementation of the Proposals.

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3.	Precedent Privatisation Premiums

We have identified from publicly available sources1 all successful privatisation transactions, to the best of our knowledge, by way of scheme of arrangements on the main board of the Stock Exchange announced since 1 January 2003 up to and including 13 February 2007, being the date of the Announcement (the “Precedent Privatisations”), and have reviewed the premiums represented by the acquisition price over the net asset value (“NAV”) per share and the average daily closing price of various periods of the Precedent Privatisations. The following is a summary of the Precedent Privatisations:

			Share Premium (%)
Company	Date of Announcement	Cancellation Price	Last Full Trading Day [2]	Last 5-day Trading Price	Last 10-day Trading Price	Last 30-day Trading Price	NAV per share [3]	NAV Premium
		(HK$)					(HK$)	(%)
St Honore Holdings Ltd	17 November 2006	2.95	43.9%	45.6%	51.9%	57.5%	1.02	188.8%
Winsor Industrial Corporation Ltd.	4 September 2006	5.50	48.6%	50.9%	59.4%	69.0%	5.43	1.3%
Egana Jewellery and Pearls Ltd	10 July 2006	1.80	13.9%	14.2%	15.9%	23.2%	1.57	14.6%
SNP Leefung Holdings Ltd	28 June 2006	1.68	60.0%	62.5%	66.8%	66.9%	1.49	12.8%
China National Aviation Company Ltd	8 June 2006	2.80	42.1%	45.8%	52.2%	51.8%	0.99	181.6%
China Resources Cement Holdings Ltd	31 March 2006	2.45	35.4%	43.6%	49.8%	70.0%	3.32	-26.3%
Asia Aluminum Holdings Ltd	16 March 2006	1.45	26.1%	31.3%	36.3%	49.7%	0.92	58.0%
New World TMT Ltd	2 November 2005	0.75	78.6%	79.9%	76.1%	70.1%	0.75	0.3%
Henderson China Holdings Ltd	19 May 2005	8.00	66.7%	61.6%	61.1%	64.3%	13.97	-42.7%
HGC Holdings Ltd	3 May 2005	0.65	36.8%	45.1%	44.0%	43.8%	0.03	N/M
Kwong Sang Hong International Ltd	4 November 2004	1.25	5.0%	13.8%	23.0%	36.2%	1.34	-6.5%
Alpha General Holdings	13 October 2004	0.70	125.8%	134.9%	134.1%	134.2%	1.33	-47.4%
Chevalier Construction Holdings Ltd	31 October 2003	0.25	16.3%	16.3%	16.5%	23.9%	0.31	-18.5%
Pacific Concord Holding Ltd	26 May 2003	0.65	51.2%	55.1%	61.3%	60.8%	2.19	-70.3%
Oxford Properties & Finance Ltd	21 May 2003	15.00	68.5%	68.9%	68.7%	71.2%	14.03	6.9%
Top Glory International Holdings Ltd	3 May 2003	0.74	85.0%	83.2%	81.2%	73.7%	1.44	-48.7%
		High	125.8%	134.9%	134.1%	134.2%		188.8%
		Low	5.0%	13.8%	15.4%	22.8%		-70.3%
		Average	50.2%	53.0%	55.7%	60.3%		13.6%
		Median	46.3%	47.6%	54.4%	62.5%		0.3%

AsiaSat	13 February 2007	18.30	30.7%	30.8%	30.9%	32.2%	11.06	65.3%

[1]	Sources: Stock Exchange website.

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N/M: Not meaningful

Notes:

1.	Source: Bloomberg and respective company circulars and announcements.

2.	The respective last full trading day prior to the issue of a privatisation announcement by the respective companies (the “Last Full Trading Day”) (in the case of AsiaSat, the Pre-Suspension Date).

3.	NAV per share from latest published financial information of the respective companies available prior to the respective privatisation announcements and adjusted for any dividends paid between the date of the financial information and the date of the respective privatisation announcement. The NAV per AsiaSat Share is based on its audited consolidated balance sheet as at 31 December 2006 and adjusted for a final dividend of HK$0.27 per AsiaSat Share.

As shown in the table above, the premium of 65.3 per cent represented by the Share Offer Price over the NAV per AsiaSat Share is substantially higher than the median premiums over NAV per share of the Precedent Privatisations (“NAV Premiums”) of 0.3 per cent, and is on the high end of the NAV Premiums range of -70.3 per cent to 188.8 per cent.

On the other hand, the premiums represented by the Share Offer Price over the average daily closing price of the AsiaSat Shares at various periods are below the average and median premiums over the average daily closing price of the Precedent Privatisations (“Share Premiums”) at various periods, but is within the range of the Share Premiums.

4.	Precedent Transactions in the Satellite Industry

We have identified from publicly available sources1 all completed transactions since 2004 which involved the acquisition of more than a 30 per cent interest in companies that mainly provide satellite services, with a transaction value of over US$100 million (approximately HK$780 million) (the “Precedent Transactions”), and have reviewed the key multiples of the Precedent Transactions. The following is a summary of the Precedent Transactions:

Target Name	Acquirer Name	Date of Announcement	% Interest Acquired	Transaction Value (US$millions)		Implied EV/EBITDA (times) [3]	Implied P/E (times) [3]
New Skies Satellites Holdings Ltd.	SES Global S.A.	14 December 2005	100.0%	1,132.03		7.22	N/M	[4]
PanAmSat Holding Corporation	Intelsat, Ltd	29 August 2005	100.0%	6,271.11		21.90	N/M	[4]
Intelsat, Ltd.	Zeus Holdings Limited	16 August 2004	100.0%	5,000.00		6.78	16.60
New Skies Satellites N.V.	Blackstone Group	6 June 2004	Note 2	955.95		7.76	80.37
PanAmSat Corp	Kohlberg Kravis Roberts & Co.	20 April 2004	80.4%	4,608.67		7.98	35.46

				Average		10.33	44.15

AsiaSat	Offeror	13 February 2007	31.1%	284.74	[5]	6.38	15.78

Notes:

1.	Source: Bloomberg and respective company circulars and announcements.

2.	The acquisition was structured as a sale of the target’s assets and liabilities.

3.	Calculated based on the respective acquisition price per share (for AsiaSat, the Share Offer Price) and the latest financial statements of the respective companies published prior to the date of the announcement (for AsiaSat, the audited consolidated financial statements for the year ended 31 December 2006).
4.	Not meaningful as the relevant company reported a net loss for the last full financial year prior to the release of the announcements.
5.	Based on consideration of HK$2,221 million and an exchange rate of 1 USD = 7.81 HK$

1 Source: Thomson ONE Banker.

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As shown in the table above, the enterprise value over earnings before interest, tax, depreciation and amortisation (“EV/EBITDA”) represented by the Share Offer Price of 6.38 times is lower than those of the Precedent Transactions; while the price earnings multiple (“P/E”) represented by the Share Offer Price of 15.78 times is lower than those of the Precedent Transactions. However, as all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, in which we have not been able to identify recent precedent transactions, we consider the Precedent Transactions to be of limited relevance to the Proposals for comparison purposes. We also note that, unlike the Share Proposal, the majority of the Precedent Transactions involved the acquisition of a majority interest in the target.

5.	Share Offer Price Compared to Comparable Companies

We have identified from publicly available sources1 all listed companies mainly engaged in the provision of satellite services with a market capitalisation of more than US$100 million in Europe, the United States and Asia-Pacific (the “Comparable Companies”) and have reviewed the key multiples of the Comparable Companies. The following is a summary of the Comparable Companies:

	Market Capitalisation [2]	P/E [3]
		2006	2007
	(US$ million)	(times)	(times)
European Companies
SES Global	5,914.5	16.38	17.37
Inmarsat Plc	3,730.1	N/M	42.76
Eutelsat Communications	4,343.1	25.67	18.28

	Average	21.02	26.14

US Companies
Globalstar Inc	755.8	23.35	55.08
RRSat Global Comm.	176.7	N/A	N/A
GeoEye Inc	313.0	N/A	N/A

	Average	23.35	55.08

Asia-Pacific Companies
Shin Satellite Public Comp.	246.1	N/M	14.39
Measat Global Berhad	298.0	17.34	N/A
JSAT Corp	873.4	49.02	19.18

	Average	33.18	16.79

AsiaSat	914.0	15.78	15.50

N/A: Not available

Notes:

1.	Source: Bloomberg.

2.	Calculated based on the closing share price on the Pre-Suspension Date, as well as the following exchange rates:

1 EURO = 1.30 USD

1 GBP = 1.95 USD

1 USD = 33.70 THB

1 USD = 3.49 MYR

1 USD = 121.94 JPY

1 USD = 7.81 HK$

3.	For Comparable Companies, calculated based on the closing share price on the Pre-Suspension Date and Bloomberg estimates. For AsiaSat, calculated based on the Share Offer Price and the audited financial statements for the year ended 31 December 2006 and Bloomberg estimates for the year 2007.

1 Source: Bloomberg

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As shown in the table above, the P/E represented by the Share Offer Price is lower than those of the Comparable Companies.

6.	Historical Trading Liquidity and Trading Price of AsiaSat Shares

The following chart sets out the historical daily closing prices and trading volumes of AsiaSat Shares traded on the Stock Exchange from 1 January 2005 to the Latest Practicable Date:

The average, highest and lowest daily closing prices and the average daily trading volume of AsiaSat Shares for each quarter from 1 January 2005 to the Pre-Suspension Date (the “Review Period”) were as follows:

	Average Daily Closing Price	Highest Closing Price	Lowest Closing Price	Average Daily Trading Volume
	(HK$)	(HK$)	(HK$)	(Shares)
2005
1st quarter	14.66	15.00	14.20	129,781
2nd quarter	14.12	15.10	13.50	201,008
3rd quarter	14.61	15.95	13.60	121,474
4th quarter	13.51	14.90	12.95	162,160

2006
1st quarter	13.39	14.85	12.20	210,969
2nd quarter	13.27	14.00	13.00	288,513
3rd quarter	13.04	13.30	12.28	146,134
4th quarter	13.88	15.00	12.90	116,297

2007
1 January - Pre-Suspension Date	13.84	14.00	13.54	193,250

Source: Bloomberg

The Share Offer Price represents a premium of:

•	approximately 30.7 per cent over the closing price of AsiaSat Shares of HK$14.00 as quoted on the Stock Exchange on the Pre-Suspension Date;

•	approximately 32.5 per cent over the average daily closing price of AsiaSat Shares of HK$13.81 during the Review Period;

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•	approximately 14.7 per cent over the highest daily closing price of AsiaSat Shares of HK$15.95 during the Review Period; and

•	approximately 14.4 per cent over the Possible MGO Share Offer Price of HK$16.00.

During the Review Period, AsiaSat Shares traded within the range of HK$12.20 to HK$15.95 (the highest price being achieved in August 2005), and the closing price as at the Pre-Suspension Date was HK$14.00. Following the date of the Announcement, the price of AsiaSat Shares has significantly increased, and as at the Latest Practicable Date, the closing price of AsiaSat Shares was HK$17.54. On the other hand, the average daily trading volume of AsiaSat Shares during the Review Period was about 175,000 AsiaSat Shares, but has significantly increased to about 251,000 AsiaSat Shares between the date of the Announcement to the Latest Practicable Date.

Scheme Shareholders should note that there is no assurance that the trading price of AsiaSat Shares will remain at current levels if the Scheme does not proceed to completion. Scheme Shareholders should also note that the past trading performance of AsiaSat Shares should not in any way be relied upon as an indication of its future trading performance. If the Scheme is not successful, the trading price of AsiaSat Shares may revert to their historical trading range before the date of the Announcement, which may be below the Share Offer Price.

As such, the Proposals offer the Scheme Shareholders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and the Option Offer Price, respectively.

7.	Discounted Cash Flow (“DCF”) Analysis

We have also analysed the Share Offer Price using the DCF methodology. We performed the DCF analysis based on projections provided by management of AsiaSat, as adjusted based on our discussions with AsiaSat management regarding AsiaSat’s operating environment, business expansion plans and other factors, but have not independently verified the information used. We then applied different discount rates and terminal growth rates to derive an indicative valuation range for AsiaSat Shares. The Share Offer Price falls within our DCF analysis result range. The DCF analysis should not be regarded as an indication of what price AsiaSat Shares should or could be achieved or indications of profit forecast.

8.	Other Considerations

As stated in “Part VIII – Explanatory Statement” in this Scheme Document, the Offeror has no current intention to introduce any major change to the existing operating and management structures of AsiaSat.

As stated in “Part VIII – Explanatory Statement” in this Scheme Document, the Offeror will not increase any of the Offer Prices. Each of the Share Offer Price, the Option Offer Price, the Possible MGO Share Offer Price and the Possible MGO Option Offer Price represents the best and final offer price in respect of the Share Proposal, the Option Proposal, the Possible MGO Share Offer and the Possible MGO Option Offer, respectively. AsiaSat Shareholders should be aware that, following the making of these statements in the Announcement, the Offeror is not allowed to increase any of the Offer Prices, save in wholly exceptional circumstances, as provided in Rule 18.3 of the Takeovers Code. Notwithstanding the above, the Offeror has stated that it reserves the right not to be bound by these statements in the event of a competing offer and such competing offer is recommended by the Board.

As at the Latest Practicable Date, Bowenvale and parties acting in concert with it hold an aggregate beneficial ownership of approximately 68.9 per cent of the issued share capital of AsiaSat. If any third party were to make a competing offer for the Privatisation of AsiaSat, such competing offer would not succeed without the acceptance by Bowenvale and parties acting in concert with it. Bowenvale has stated that it has no intention to accept any competing offer.

AsiaSat Shareholders should be aware that, in the event AsiaSat Shares held by the public represent less than 25 per cent of the issued AsiaSat Shares, trading in AsiaSat Shares on the Stock Exchange may be suspended. It should be noted that if the Possible MGO Offers are made and close, there may be insufficient public float in AsiaSat Shares and therefore, trading in AsiaSat Shares may be suspended until the prescribed level of public float is attained.

AsiaSat Shareholders should also note that the Share Offer Price represents a premium of approximately 14.4 per cent to the Possible MGO Share Offer Price. If the Possible MGO Share Offer is made and sufficient acceptances

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of the Possible MGO Share Offer are received, it is the intention of the Offeror to make use of the compulsory acquisition provisions of the Companies Act. In the event the compulsory acquisition thresholds are attained, subject to compliance with the applicable provisions of the Takeovers Code and the Listing Rules, the listing of AsiaSat Shares will be withdrawn from the Stock Exchange and the Offeror intends to cause the Company to apply for de-listing of the ADSs from the NYSE.

Rule 2.11 of the Takeovers Code states that, except with the consent of the Executive, where any person seeks to acquire or privatise a company by means of an offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by law, acceptances of the offer and purchases, in each case of the disinterested shares, made by the Offeror and persons acting in concert with it during the period of four months after the posting of the initial offer document total 90 per cent of the disinterested shares.

CONCLUSION AND OPINION

In reaching our opinion (on the bases set out at the beginning of this letter), we have considered the above principal factors and reasons and, in particular, have taken into account the following in arriving at our opinion:

–	the reasons for the Proposals, in particular the competitive environment for satellite service providers in the Asia-Pacific region due to the persistent oversupply of transponder capacity and the slow introduction of new applications in the region;

–	the historical trading performance of AsiaSat Shares and persistent low levels of liquidity in AsiaSat Shares;

–	the Share Offer Price represents a premium of approximately 30.7 per cent over the closing price of HK$14.00 of AsiaSat Shares as quoted on the Stock Exchange on the Pre-Suspension Date, a premium of approximately 32.5 per cent over the average daily closing price of AsiaSat Shares of HK$13.81 during the Review Period, a premium of approximately 14.7 per cent over the highest daily closing price of AsiaSat Shares of HK$15.95 during the Review Period, and a premium of approximately 14.4 per cent over the Possible MGO Share Offer Price of HK$16.00;

–	the Share Offer Price represents a premium over the NAV per share (after adjusting for dividends), which is substantially higher than the median premium over NAV per share offered in the Precedent Privatisations, and is on the high end of the premiums over NAV per share per share range of the Precedent Privatisations;

–	the premium represented by the Share Offer Price over the price of AsiaSat Shares as of the Pre-Suspension Date and average daily closing prices of AsiaSat Shares over various periods falls within the range of relevant premiums of the Precedent Privatisations;

–	while the EV/EBITDA and P/E represented by the Share Offer Price are lower than those of the Precedent Transactions, all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region;

–	the P/E represented by the Share Offer Price is lower than those of the Comparable Companies;

–	the Share Offer Price is within the DCF analysis result range based on the projections provided to us by the management of AsiaSat;

–	the Option Offer Price represents cash equal to the cash payment which Optionholders would receive if they had exercised their outstanding Options and accepted the Share Proposal in respect of those Shares arising as a result of such exercise;

–	as Bowenvale and parties acting in concert with it hold an aggregate beneficial ownership of approximately 68.9 per cent of the issued share capital of AsiaSat, if any third party were to make a competing offer for the Privatisation of AsiaSat, such competing offer would not succeed without the acceptance by Bowenvale and parties acting in concert with it, and Bowenvale has stated that it and parties acting in concert with it have no intention to accept any competing offer;

–	the Offeror will not be allowed to increase any of the Offer Prices, save in wholly exceptional circumstances, as provided in Rule 18.3 of the Takeovers Code; and

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–	the Proposals offer the Scheme Shareholders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and the Option Offer Price, respectively.

Having considered the above, we are of the opinion that the terms and conditions of the Proposals, in particular the Share Offer Price and the Option Offer Price, are fair and reasonable so far as the Scheme Shareholders and the Optionholders, respectively, are concerned. Accordingly, we advise the Independent Board Committee to recommend to the Scheme Shareholders to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to approve and give effect to the Scheme at the Special General Meeting to be convened on Tuesday, 24 April 2007 and recommend to the Optionholders to accept the Option Proposal for any Options outstanding as at the day of the hearing of the petition for the sanction of the Scheme by the Supreme Court.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited
Robert Reid
Managing Director